UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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12012102

3/10 KW

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith — 214-987-4121
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

AB 3/16

OATH OR AFFIRMATION

I, SCOTT R. GRIFFITH, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of STONEGATE SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

RICHARD BARNETT
Notary Public, State of Texas
My Commission Expires
June 23, 2015

Signature

DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

SIPC-7

(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017359 FINRA DEC
STONEGATE SECURITIES,INC. 20*20
5950 SHERRY LN STE 410
DALLAS, TX 752225-6552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Scott Griffith (214) 987-4121

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,242

B. Less payment made with SIPC-6 filed (exclude interest) 2,426

8/8/2011
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) 1,816

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,816

H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Stonegate Securities, Inc.
(Name of Corporation, Partner or other organization)

(Authorized Signature

PRESIDENT
(Title)

Dated the 6th day of February, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period Beginning January 1, 2011 and ending December 31, 2011 **Elimate cents**
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,696,982
2b.	Additions	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
	(7) Net loss from securities in investment accounts.	
	Total Additions	
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 1,696,982
2e.	General Assessment @ .0025	$ 4,242

(to page 1, line 2.A.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith — 214-987-4121
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SCOTT R. GRIFFITH, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of STONEGATE SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

____

____

Signature

DIRECTOR

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2011 AND 2010

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Stonegate Securities, Inc.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations and changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities, Inc. as of December 31, 2011 and 2010, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011 and 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2012

McBee & Co.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STONEGATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and Cash Equivalents	**$ 79,156**	$ 148,005
Cash Deposit with Clearing Broker		10,000
Accounts Receivable:		
Trade	**157,477**	56,148
Parent	**132,940**	135,522
Prepaid Expenses	**8,297**	
TOTAL	**$ 377,870**	$ 349,675
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable:		
Trade	**$ 7,673**	$ 18,228
Parent		24,000
Deferred Rent	**5,586**	10,055
Total Liabilities	**13,259**	52,283
Commitments and Contingencies (Notes 6 and 7)		
Shareholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding	**1,000**	1,000
Additional Paid-in-Capital	**363,500**	363,500
Retained Earnings (Accumulated Deficit)	**111**	(67,108)
Total Shareholder's Equity	**364,611**	297,392
TOTAL	**$ 377,870**	$ 349,675

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Private Placement	**$ 551,604**	$ 654,622
Retainers	**968,170**	
Investment Banking	**150,500**	460,400
Commissions	**26,708**	1,793
Total	**1,696,982**	1,116,815
EXPENSES		
Employee Compensation and Benefits	**606,146**	317,744
Communications and Development	**174,802**	155,303
Brokerage and Clearance	**13,367**	10,451
Occupancy, Operating and Overhead (Note 8)	**828,948**	770,635
Total	**1,623,263**	1,254,133
INCOME (LOSS) BEFORE PROVISION FOR STATE TAX	**73,719**	(137,318)
PROVISION FOR STATE TAX (Note 2)	**6,500**	3,120
NET INCOME (LOSS)	**67,219**	(140,438)
RETAINED EARNINGS (ACCUMLATED DEFICIT)		
Beginning of Year	**(67,108)**	73,330
End of Year	**$ 111**	$ (67,108)

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 67,219	$ (140,438)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Change in operating assets and liabilities decrease (increase) in:		
Accounts receivable	(98,746)	(95,216)
Clearing Deposit	10,000	
Prepaid expenses	(8,297)	
Accounts payable	(34,555)	25,914
Accrued liabilities		(5,856)
Total adjustments	(131,598)	(75,158)
Net Cash Provided (Used) by Operating Activities	(64,379)	(215,596)
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred Rent	(4,470)	(4,470)
Net Cash Provided by Financing Activities	(4,470)	(4,470)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(68,849)	(220,066)
Beginning of Year	148,005	368,071
End of Year	$ 79,156	$ 148,005

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services to public companies throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Investment banking revenue includes fees from raising capital and moving large blocks of stock for small-cap companies. The Company is engaged by clients to solicit institutional investors and manage the related processes of the transactions. Capital raising revenue and block transaction revenue are earned upon the successful closing of a transaction.

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2011 or 2010.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The Company has recorded provisions for estimated Texas margin tax totaling $6,500 and $3,120 for the years ended December 31, 2011 and 2010, respectively, which are included in the accounts payable on the accompanying statements of financial condition.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the

likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2011 and 2010, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2011, the years ending December 31, 2008, 2009, 2010 and 2011 remain subject to examination by major tax jurisdictions.

Reclassification

For comparative purposes, certain prior period amounts in the accompanying financial statements have been reclassified to conform to the current year classifications.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $65,844 and $105,669, which were $60,844 and $100,669 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.2 to 1 and 0.5 to 1 at December 31, 2011 and 2010, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2011 and 2010, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two

high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2011 and 2010, the Company had 1 major customer each year representing approximately 20% and 37% of total revenue, respectively.

6. LEASE COMMITMENTS

The Company leases office space under an operating lease. Rental expense approximated $87,400 and $84,650 for 2011 and 2010, respectively. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2011 are noted below:

December 31,	Amount
2012	$ 79,058
2013	46,470
Total	$ 125,528

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the years ended December 31, 2011 and 2010, the Company paid management fees to the Parent of approximately $608,600 and $583,100, respectively, which are reflected as occupancy, operating and overhead expenses in the accompanying statement of operations and changes in retained earnings. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2011 and 2010, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 16, 2012, which is the date the financial statements were available to be issued.

STONEGATE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	**$ 364,611**	$ 297,392
Less Non-allowable Assets	**298,714**	191,670
Net Capital before Haircuts	**65,897**	105,722
Haircuts on Securities		
Cash and Cash Equivalents	**53**	53
Net Capital	**$ 65,844**	$ 105,669
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	**$ 13,259**	$ 52,283
Total Aggregate Indebtedness	**$ 13,259**	$ 52,283
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	**$ 5,000**	$ 5,000
Excess Net Capital	**$ 60,844**	$ 100,669
Excess Net Capital at 1000%	**$ 59,844**	$ 99,669
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.2 TO 1**	0.5 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2011 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Securities, Inc.

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stonegate Securities, Inc.

In planning and performing our audit of the financial statements of Stonegate Securities, Inc.(the "Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for

safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 16, 2012